Putnam Investments
One Post Office Square
Boston, MA 02109
May 17, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-224250), filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2018 (the
“Registration Statement”), of Putnam Funds Trust (the “Registrant”), on behalf of its series, Putnam Multi-Cap Core Fund (the “Surviving Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to Timothy Cormier of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Commission Staff”) on May 3, 2018 and May 9, 2018 regarding the Registration Statement. The Registration Statement relates to the merger of Putnam Investors Fund (the “Target Fund”) with and into the Surviving Fund (the Target Fund and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response.

General Comments

1. Comment: Please finalize the Registration Statement with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: Please confirm supplementally whether the series and class information provided in connection with the Registration Statement filing is accurate. In particular, please confirm whether class T shares should be referenced instead of class R6 shares.

Response: The Registrant confirms that the series and class information provided is accurate. Class T shares of the Funds are registered but have not yet been offered, and class R6 shares of the Surviving Fund are expected to be registered prior to the merger.

3. Comment: In the second sentence of the first paragraph of the “President’s Letter” to shareholders that precedes Part A of the Registration Statement, please consider deleting the reference to “worldwide” when discussing the types of companies the Funds may invest in.

Response: The requested change has been made.

4. Comment: Please consider revising the third paragraph of the President’s Letter to be provide more detail when comparing the Funds’ performance records.

Response: The Registrant has revised the disclosure as requested.

5. Comment: Please explain supplementally why the proposed merger could potentially enhance commercial opportunity for the combined Fund.

Response: Putnam Management believes that the combined Fund is expected to have enhanced commercial prospects, in part, because the larger combined Fund is expected to have greater commercial scale opportunity at broker-dealers.

6. Comment: In the President’s Letter, please clarify that the Target Fund is currently larger than the Surviving Fund.

Response: The requested change has been made.

7. Comment: The Commission Staff notes that references to documents incorporated by reference into the Registration Statement do not include accompanying Securities Act of 1933 file numbers. Please update the Registration Statement to include these numbers where appropriate.

Response: The requested changes have been made.

8. Comment: In the response to the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” in the “Questions and Answers Regarding the Merger” section, please discuss the risk and return profile of the Surviving Fund following the merger as compared to the risk and return profile for the Target Fund.

Response: The requested change has been made.

9. Comment: In the “Investment Policies and Restrictions” sub-section under the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” in the “Questions and Answers Regarding the Merger” section, the Registration Statement states the following:

“The Board of Trustees of [the Surviving Fund] has approved a more restrictive fundamental investment restriction concerning investments in commodities, which will become effective immediately prior to the closing of the merger, that matches [the Target Fund]’s current fundamental investment restriction concerning investments in commodities. In addition, while [the Surviving Fund] has a fundamental investment restriction concerning senior securities, [the Target Fund] does not have this restriction (although the [Target Fund] has a non-fundamental investment restriction concerning senior securities that is identical to [the Surviving Fund]’s fundamental senior securities restriction). The Board of Trustees of [the Target Fund] has approved a fundamental restriction concerning

2

senior securities that matches [the Surviving Fund’s] current fundamental investment restriction concerning senior securities, which will take effect immediately prior to the closing of the merger.”

Please consider describing in more detail the fundamental investment restriction changes discussed above. Additionally, please discuss supplementally whether the adoption of these fundamental investment restrictions require shareholder approval.

Response: The Registrant has added disclosure to the Registration Statement explaining that the Surviving Fund’s portfolio management team has confirmed that the change to the Target Fund’s commodities policy, whereby the Surviving Fund would not be permitted to invest in physical commodities or in exchange-traded funds that hold only physical commodities, is not expected to materially impact the implementation of the combined Fund’s investment strategy

Regarding the adoption of the fundamental investment restrictions discussed above, the Registrant notes that shareholder approval is not required to adopt a new fundamental policy unless, as stated in Section 13(a)(3) of the 1940 Act, the new fundamental policy deviates from an existing fundamental policy. 1 On this point, the Commission Staff has clarified its interpretation of “deviates” by noting:

“[A] fund that has a fundamental policy to invest at least 65% of its assets in equity securities generally would not be deviating from that policy if it adopted a new fundamental policy to invest at least 80% of its assets in equity securities and would not be required to obtain shareholder approval. By contrast, a fund that has a fundamental policy to invest at least 65%, but not more than 75%, of its assets in equity securities would not be able to adopt a new fundamental policy to invest at least 80% of its assets in equity securities without deviating from the existing fundamental policy.” 2

As noted above, the Target Fund has the more restrictive fundamental investment restriction on commodities, restricting the purchase or sale of commodities except for financial futures contracts and options, foreign exchange contracts and other financial transactions not involving physical commodities, while the Surviving Fund’s corresponding restriction restricts the purchase and sale of commodities, except as permitted by law. The Surviving Fund’s adoption of a similar but more restrictive fundamental investment restriction regarding commodities is analogous to adopting an 80% equity security policy to replace a 65% equity security policy. Thus, the Surviving Fund’s new investment restriction regarding commodities will not “deviate” from its existing investment restriction in a manner that would require the Fund to obtain shareholder approval, consistent with the Commission Staff guidance set out above.

______________________________

1 See Investment Company Names, ICA Act Release No. 22530, at n. 49 (Feb. 27, 1997).

2 See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 1 (modified Dec. 4, 2001).

3

In addition, the Surviving Fund has a fundamental investment restriction stating that the Surviving Fund may not and will not issue any class of securities which is senior to the Fund’s shares of beneficial interest, except for permitted borrowings. The Target Fund does not currently have a similar fundamental investment restriction (although it has an identical non-fundamental investment policy). Therefore, the new fundamental investment restriction will not deviate from an existing fundamental investment restriction of the Target Fund.

10. Comment: As described under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?” in the “Questions and Answers Regarding the Merger” section, please supplementally explain how long it is expected to take before the Target Fund experiences the benefit of lower expenses as a result of the merger.

Response: Putnam Management anticipates that the costs associated with the merger borne by the Target Fund will be paid back after approximately 1.8 years and, therefore, it is anticipated that the expense ratio savings described in the Registration Statement for the Target Fund would be experienced at that time.

11. Comment: Under the question “How does the investment performance of the funds compare?” in the “Questions and Answers Regarding the Merger” section, please consider providing additional instructions regarding where to find monthly performance figures on putnam.com.

Response: The requested change has been made.

12. Comment: The Commission Staff notes that the second paragraph under the question “What are the federal income tax consequences of the merger?” in the “Questions and Answers Regarding the Merger” section begins with the phrase “[i]f shareholders approve the merger… .” As the merger does not require shareholder approval, please delete the aforementioned reference.

Response: The requested change has been made.

13. Comment: Please confirm supplementally that class B and class T shareholders of the Target Fund will receive class B and class T shares of the Surviving Fund, respectively, in connection with the merger.

Response: The registrant confirms that class B shareholders of the Target Fund will receive class B shares of the Surviving Fund in connection with the merger. Class T shares of both Funds, although registered, have not yet been offered for purchase.

14. Comment: In light of the fact that the Target Fund is significantly larger than the Surviving Fund, please explain supplementally how Putnam Management determined that evenly dividing certain direct merger costs between the Target Fund and the Surviving Fund was appropriate.

4

Response: The Registrant notes that legal fees, audit fees and Registration Statement printing and mailing costs will be allocated equally among the Target Fund and Surviving Fund. Putnam Management believes that this allocation method is appropriate given that these one-time merger costs are not linked to the size of the Funds. For example, the fees associated with legal analysis and merger-related documentation by Fund counsel and the review of pro forma financials by the Funds’ auditor are not directly dependent on the amount of assets under management of each Fund. In addition, the Registration Statement printing and mailing costs are not directly linked to asset size of a particular Fund.

15. Comment: Please consider clarifying whether the following risks listed under the heading “What are the funds’ principal investment strategies and related risks?” in the section “Risk Factors” are principal risks of investing in the Funds: Short sales; Market risk; and Other investments.

Response: The Registrant notes that Item 9(c) of Form N-1A requires a fund to disclose the “principal risks of investing in the [f]und, including the risks to which the [f]und’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the [f]und’s net asset value, yield or total return.” The Registrant confirms that the risks identified above are responsive to Item 9(c) and does not believe that any further classification of these risks is required.

16. Comment: The Commission Staff notes that the disclosure in the sixth paragraph under the section “Information about the Merger – General” states that Putnam Management expects a modest portfolio realignment of the Target Fund prior to the merger. However, the second paragraph under the question “What are the federal income tax consequences of the merger?” in the “Questions and Answers Regarding the Merger” section states that Putnam Management expects that the portfolio realignment of the Target Fund will be de minimis. Where applicable, please revise the Registration Statement to make the disclosure concerning portfolio realignment consistent.

Response: The Registration Statement has been updated to consistently reflect Putnam Management’s expectation that the portfolio alignment will be modest.

17. Comment: Please discuss supplementally whether the Funds’ Trustees considered the fact that the Target Fund is significantly larger and has a longer track record than the Surviving Fund.

Response: In considering whether to approve the merger, the Funds’ Trustees considered a number of factors, including the date of each Fund’s commencement of operations and the relative size of each Fund.

18. Comment: In the section “Trustees’ Considerations Relating to the Merger,” if applicable, please disclose any adverse factors with respect to the merger that were reviewed and considered by the Board.

Response: The Registrant believes that the description of the Trustees’ considerations under the heading “Trustees’ Considerations Relating to the Merger” satisfies the

5

disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

19. Comment: Under the heading “Bank Loans” of the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS” in Part B of the Registration Statement, please revise the disclosure to state that bank loans may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The Registrant has revised the disclosure as requested.

Accounting Comments

20. Comment: Please provide supplementally the analysis for Putnam Management’s determination that the Fund is the appropriate accounting and performance survivor of the merger.

Response: Based on the analysis described below, Putnam Management believes that the Fund qualifies under the relevant accounting guidance as the “accounting survivor.” Furthermore, based on the analysis described below and on the position of the staff of the Commission that, generally, the survivor of a merger for accounting purposes will be the fund whose historical performance may be used by the surviving fund (North American Security Trust, SEC No-Action Letter, pub. avail., August 5, 1994) (“NAST Letter”), Putnam Management believes that the Fund should be the “performance survivor” as well. Putnam Management has consulted with KPMG LLP (the independent auditor of the Funds) and Ropes & Gray LLP (Fund counsel to both Funds) in connection with its accounting and performance survivor analysis.

In order to determine the proper surviving entity for accounting purposes, Putnam Management applied the general criteria that are outlined in Section 8.44 of the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”). The AICPA Guide criteria are also substantially similar to those outlined in the NAST Letter and include: portfolio management (investment adviser); investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. A discussion of each factor and its applicability to the merger of Putnam Investors Fund (“Investors Fund”) into the Fund follows below.

Portfolio management (investment adviser): Putnam Management is the investment adviser to each Fund. Furthermore, Gerard Sullivan and Arthur Yeager serve as portfolio manager and assistant portfolio manager, respectively, of each Fund. Mr. Sullivan has managed the Fund since its inception in 2010 and has managed Investors Fund since 2008. Mr. Yeager joined both Funds as assistant portfolio manager in December 2017. Putnam Management will serve as investment adviser to, and Mr. Sullivan and Mr. Yeager will continue to manage, the combined Fund after the merger.

Investment objectives, policies and restrictions: The goal of Investors Fund is to seek long-term growth of capital and any increased income that results from this growth. The

6

goal of the Fund is to seek capital appreciation. Both Funds invest mainly in common stocks (growth or value stocks or both) of U.S. companies. Investors Fund invests mainly in common stocks of large U.S. companies, while the Fund invests in U.S. companies of any size. The combined Fund will be managed going forward in accordance with the portfolio management team’s historical investment approach for the Fund (including overall capitalization exposures and benchmark). At the time of the merger, as described in the Registration Statement, the investment restrictions of the Fund and Investors Fund will not be materially different. Furthermore, the combined Fund will operate under the investment objective, investment policies and investment restrictions of the Fund. Therefore, the historical performance record of the Fund is the most relevant to current and future shareholders because it was generated under the same goal, investment policies, and approach that the combined Fund will follow.

Expense structures and expense ratios: The combined Fund will have the same expense structure as the Fund. At every asset level, the Fund and Investors Fund pay the same management fee as a percentage of net assets. The other expenses of Investors Fund were slightly higher than those of the Fund as of December 31, 2017, and total annual operating expenses of the Fund were slightly lower than those of Investors Fund as of the same date. The Funds have the same sales charge structure.

Asset size: Although Investors Fund is larger than the Fund, the Fund is nevertheless a sizable Fund with approximately $586 million in assets as of December 31, 2017.

Portfolio composition: At December 31, 2017, the average market capitalizations of the Fund and Investors Fund were $46.1 billion and $73.9 billion, respectively. In addition, Investors Fund and the Fund have different benchmarks: the S&P 500 Index and the Russell 3000 Index, respectively. Following the merger, the combined Fund’s portfolio will more closely match the Fund’s portfolio as compared to Investors Fund’s portfolio.

The above analysis indicates that, in totality, the factors from the AICPA Guide and NAST Letter support a position that the combined Fund will more closely resemble the Fund, and, therefore, Putnam Management believes that the Fund is the appropriate accounting survivor. In this regard, Putnam Management believes that expected portfolio composition and investment objectives, policies and restrictions following the merger should weigh most heavily in the determination of the accounting and performance survivor. As provided in the NAST Letter, the performance survivor is typically the accounting survivor, and Putnam Management believes that should be the case with the merger.

21. Comment: Please confirm supplementally that the Annual Fund Operating Expenses table, beginning on page 16 of the Registration Statement, accurately reflects the Funds’ fees and expenses.

Response: The Registrant confirms that fees and expenses are accurately reflected in the table referenced above.

7

22. Comment: In the Examples table on pages 17-18 of the Registration Statement, the Commission Staff notes that the class B expense example figures for the ten-year period are marked by a single asterisk for each Fund but that the corresponding data for the pro forma combined Fund do not include the asterisks. If applicable, please add asterisks next to the class B expense example figures for the ten-year period for the pro forma combined Fund.

Response: The requested change has been made.

23. Comment: The Commission Staff notes that, under the heading “Narrative Description of the Pro Forma Effects of the Reorganization” of the section “Pro Forma Financial Information” in Part B of the Registration Statement, the disclosure states that the proposed reorganization would have resulted in a decrease in other operating expenses of $212,731 if it had occurred at the beginning of the twelve month period ended October 31, 2017. Please consider breaking out this figure to disclose which individual expense categories are expected to decrease and by how much.

Response: The Registrant has revised the above-referenced disclosure to indicate that the decrease in other operating expenses would have resulted from savings associated with consolidating two funds into one fund.

24. Comment: Under the heading “Portfolio Realignment” of the section “Pro Forma Financial Information” in Part B of the Registration Statement, the disclosure notes that “[a]t this time, Putnam Management expects a modest portfolio realignment of Putnam Investors Fund.” Please confirm supplementally whether the anticipated portfolio realignment will be de minimis, as stated elsewhere in the Registration Statement, and, if the costs associated with the realignment are not expected to be de minimis, please update the disclosure regarding expected costs in connection with the realignment.

Response: Putnam Management anticipates that any portfolio repositioning or associated costs in connection with the merger will be modest, and the Registrant has revised the disclosure in the Registration Statement accordingly.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Management

cc:    James E. Thomas, Esq., Ropes & Gray LLP

8

Tim Cormier, Esq., Ropes & Gray LLP

9